Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

November 2, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	Capitol Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-144834
Filed October 18, 2007

Dear Mr. Reynolds:

On behalf of Capitol Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 1, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Jay Williamson. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General Comments

1.	We note that the company has added seven special advisors and one new management member. Please revise your disclosure in all appropriate sections to describe the roles played by these advisors, and indicate what fiduciary duties—if any, they will owe you.

We currently indicate on page 65 of the Registration Statement as follows:

“We may seek guidance and advice from the following special advisors. We have no formal arrangement or agreement with these advisors to provide services to us and accordingly, they have no [contractual or] fiduciary obligations to present business

Securities and Exchange Commission

November 2, 2007

opportunities to us, although they own shares of our common stock. These special advisors will simply provide advice, introductions to potential targets, and assistance to us, at our request, only if they are able to do so. Nevertheless, we believe with their business background and extensive contacts, they will be helpful to our search for a target business and our consummation of an initial business combination.”

We have added additional disclosure to pages 1 and 48 to clarify the foregoing.

Risk Factors, page 20

2.	We have reviewed your response to prior comment two from our October 10, 2007 letter. However, we believe that additional disclosure is warranted. Given management’s substantial interests in having a deal approved, and the potential adverse impact associated with your liquidation, please add a separate risk factor addressing management’s ability to purchase shares in the market to influence the shareholder vote and/or decrease the number of conversions. Also, address the impact these purchases would have on your Form S-1 deal provisions, including whether such purchases would enable you to consummate a deal that otherwise would not have been approved but for management’s purchases.

We have revised the disclosure on pages 32 and 53 of the Registration Statement as requested.

3.	We note that you have added disclosure to your page 23 risk factor “If third parties bring claims…” However the added language which addresses conflicts of interests does not appear to be consistent with the paragraph heading. Please revise or advise.

We have revised the disclosure on page 23 of the Registration Statement by deleting the added language as it was placed in the above-referenced risk factor erroneously.

Management’s Discussion and Analysis—Related Part Transaction page 46

4.	Please confirm that your sample of eight similar structured SPACs consisted of units priced at $10.00 from which you reviewed the trading prices of public warrants for a period of not more than 90 days following separation of the units.

Tell us why you have used the mean trading price of the sample companies to estimate the fair value of your warrants rather than the average trading price, or revise as appropriate, Additionally, please confirm that no companies were omitted from the sample due to outlier trading prices.

Please disclose how you plan to account for the warrants to be sold to your sponsors in the event that the exercise price of the warrants exceeds the estimated fair value at the date a business combination is announced.

Securities and Exchange Commission

November 2, 2007

The Company believes, based on a valuation it received from EarlyBirdCapital, Inc., an independent investing bank firm, that the purchase price of the sponsors’ warrants approximates the fair value of such warrants. However, if it is determined, at the time of the offering, that the fair value of the sponsors’ warrants exceeds the $1.00 purchase price, the Company would record compensation expense for the excess of the fair value of the warrants on the day of purchase over the $1.00 purchase price in accordance with SFAS 123(R). A copy of the opinion is attached hereto. We have revised the disclosure on pages 46 and F-11 of the Registration Statement to clarify the foregoing.

Conflicts of Interest, page 69

5.	We note the company’s response to our prior comment five from our October 10, 2007. However, we do not believe that the company has responded entirely to that comment. Accordingly, we partially reissue it. Please revise to briefly explain the nature of the conflict of interest for each entity listed in response to our prior conflict.

We have revised the disclosure on page 71 of the Registration Statement as requested.

Exhibits

6.	Please file executed copies of your exhibits, where applicable.

We have re-filed executed copies of Exhibits 10.1, 10.2, 10.3, 10.4, 10.10, 10.11, 10.12 and 10.13 with Amendment No. 3 as requested. Exhibit 10.9, the form of subscription agreement, is in the actual form executed by each individual warrant purchaser. As there are 13 warrant purchasers and each subscription agreement is identical except for the number of warrants being purchased and the corresponding aggregate purchase price, we believe, in accordance with Instruction 2 of Item 601 of Regulation S-K, that it is not necessary to file each individual exhibit.

Exhibit 10.14, the form of letter agreement among the Company, Citigroup Global Markets Inc. and each of the Company’s special advisors (or their affiliates), is in the actual form executed by each special advisor (or their affiliates). Again, as there are seven special advisors and each letter agreement is identical except for the individual’s name, we do not believe it is necessary to file each individual exhibit.

Exhibits 4.4, 10.5, 10.6 and 10.8 will not be executed until the effective date of the Registration Statement but they have been filed with the Registration Statement in the exact form that will be executed.

We have re-filed Exhibit 1.1 with Amendment No. 3. This document will not be executed until the effective date of the Registration Statement but it has been filed with the Registration Statement in the exact form that it will be executed.

Securities and Exchange Commission

November 2, 2007

Exhibit 3.1

7.	We note that Article Seventh contains several provisions which may not be modified prior to the consummation of a business combination. However, the defined terms used in these paragraphs are excluded from these paragraphs. Please advise us whether these definitions may be modified and, if appropriate, revise your disclosure accordingly.

The definitions set forth in Article Seventh of the Company’s Amended and Restated Certificate of Incorporation cannot be modified prior to the consummation of a business combination. We have revised Article Seventh to indicate the foregoing and re-filed the Amended and Restated Certificate of Incorporation as Exhibit 3.1 with Amendment No. 3.

Exhibit 5.1

8.	Please revise your legality opinion to address the state law covering the warrants being issued as part of your offering. In this regard the warrants would appear to be covered by state contract law and not corporate law.

We have revised the legality opinion as requested and re-filed it as Exhibit 5.1 with Amendment No. 3.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Ein